CM



SECURI[...]ION

12060316

SEC Mail Processing Section

MAR 02 2012

Washington, DC 123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Suite 2800
(No. and Street)

COLLEEN M. BRADLEY Notary Public COMMONWEALTH OF MASSACHUSETTS My Commission Expires August 23, 2014

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino (617) 747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public


COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Detwiler Fenton & Co.

(A wholly-owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

Financial Statements and Supplementary Information
For the Year Ended December 31, 2011

Detwiler Fenton & Co.

Table of Contents

Independent Auditors' Report	1-2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13
Supplementary Information:	
Computation of Net Capital Under SEC Rule 15c3-1	14
Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from Rule 15c3-3	15-17



Independent Auditors' Report

To the Board of Directors of Detwiler Fenton & Co.:

We have audited the accompanying statement of financial condition of Detwiler Fenton & Co. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying computation of net capital under SEC Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used

to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 23, 2012

Detwiler Fenton & Co.

Statement of Financial Condition

At December 31, 2011

Assets

Cash and cash equivalents (Note 2)	$ 1,553,805
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	326,986
Employee receivable	14,500
Income taxes receivable (Note 6)	152,160
Deferred income taxes (Note 6)	12,852
Fixed assets, net (Note 4)	209,271
Prepaid expenses and other assets	88,611
Due from affiliate	183,713
Total assets	$ 2,616,898

Liabilities and Stockholder's Equity

Liabilities:	
Salaries, bonuses and commissions payable (Note 5)	$ 968,196
Accounts payable and accrued liabilities	234,779
Total liabilities	1,202,975
Commitments and contingencies (Notes 4, 5 and 8)	
Stockholder's equity (Note 3):	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,474,168
Accumulated deficit	(1,191,808)
Total stockholder's equity	1,413,923
Total liabilities and stockholder's equity	$ 2,616,898

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Income

Year Ended December 31, 2011

Revenues:	
Commissions	$ 10,409,836
Private placement fees	1,408,569
Interest, fees and other	66,302
Total revenues	11,884,707
Expenses:	
Compensation and benefits (Note 5)	8,403,798
General and administrative	1,725,991
Occupancy, communications and systems (Note 4)	991,913
Execution costs	719,603
Forgiveness of payable due to affiliate (Note 2)	(18,216)
Management fees received from affiliates (Note 10)	(144,000)
Total expenses	11,679,089
Income before income taxes	205,618
Income tax expense (Note 6)	143,697
Net income	$ 61,921

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2010	$ 131,563	$ 2,656,818	$ (1,253,729)	$ 1,534,652
Cash investment from Parent	-	125,000	-	125,000
Cash dividend to Parent	-	(300,000)	-	(300,000)
Stock-based compensation (Note 10)	-	(7,650)	-	(7,650)
Net income	-	-	61,921	61,921
Balance at December 31, 2011	$ 131,563	$ 2,474,168	$ (1,191,808)	$ 1,413,923

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 61,921
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	81,743
Deferred income taxes	31,693
Stock-based compensation	(7,650)
Changes in:	
Commissions and other receivables	150,785
Employee receivable	(14,500)
Income taxes receivable	106,883
Prepaid expenses and other assets	97,202
Due from affiliate	(183,713)
Salaries, bonuses and commissions payable	(562,358)
Accounts payable and accrued liabilities	(19,393)
Net cash used by operating activities	(257,387)
Cash flows from investing activities:	
Purchase of fixed assets	(30,448)
Net cash used by investing activities	(30,448)
Cash flows from financing activities:	
Cash investment received from Parent	125,000
Cash dividend paid to Parent	(300,000)
Net cash used by financing activities	(175,000)
Net decrease in cash and cash equivalents	(462,835)
Cash and cash equivalents, beginning of year	2,016,640
Cash and cash equivalents, end of year	$ 1,553,805
Supplemental disclosures of cash flow information:	
Cash payments for Federal income taxes to Parent	$ -
Cash payments for state income taxes	$ 5,127

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Notes to Financial Statements

Year Ended December 31, 2011

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer with institutional and private client commission revenues and private placement business activities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts and has an office in New York, New York.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly-owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents — Cash equivalents include financial instruments with an original maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in this account and does not believe it is exposed to significant credit risk.

Commissions Receivable — Commissions receivable represents commissions earned for the current month. On a periodic basis, the Company evaluates its commissions receivable to determine the need for any allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses incurred. Factors considered include economic conditions and each customer's payment history and credit worthiness. Individual commissions receivable balances are written off when deemed uncollectible, with any future recoveries recorded as income when received. Based on management's review of its commissions receivable balance, no allowance for doubtful accounts is considered necessary.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Due from/to Affiliates — From time to time, the Company may extend or receive working capital to or from its Parent or affiliates of its Parent for services provided or to fund other investment activities of the Parent. Such amounts are unsecured and are generally repaid from the operating cash flow of the affiliate, if available.

Fair Value of Other Financial Instruments — The Company does not record any assets or liabilities at fair value on either a recurring or non-recurring basis.

Bonuses Payable — Bonuses are recognized as earned and/or vested to employees.

Commissions and Execution Costs — Commission revenues and expenses and related execution costs are recorded on a trade date basis as securities transactions occur.

Investment Advisory and Private Placement Fees — Generally, investment advisory fee revenues are based on a percentage of asset balances at the end of each calendar quarter. Private placement fees result from the direct sale of securities to investors.

Income Taxes — Income tax assets arise from credits to the statement of operations for the estimated income taxes receivable by the Company.

Deferred income taxes receivable are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense using a 34% income tax rate. The deferred tax provision and a related receivable are recognized to the extent of temporary differences attributable to the Company.

Tax positions taken by the Company are required to be evaluated to determine whether they are "more-likely-than-not" to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. There are no uncertain tax positions that require accrual or disclosure at December 31, 2011. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2008.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $100,000 at December 31, 2011. The Company's net capital was $729,805 or $629,805 in excess of its minimum net capital requirement at December 31, 2011. The Company's ratio of aggregate indebtedness to net capital was 1.65 to 1.

Detwiler Fenton & Co. is a fully disclosed broker-dealer with NFS. At December 31, 2011, the minimum net capital requirement under the terms of the agreement with NFS is $250,000. Also, under the terms of that agreement, the Company maintains a clearing deposit of $75,000 with NFS at December 31, 2011.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. FIXED ASSETS, NET

Fixed assets, net at December 31, 2011 follow:

Furniture and equipment	$ 416,540
Leasehold improvements	29,049
	445,589
Less accumulated depreciation and amortization	(236,318)
	$ 209,271

Depreciation and amortization expense was $81,743 for the year ended December 31, 2011. Total rent expense, including real estate taxes and utilities, was $622,468 for the year ended December 31, 2011.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2011 follow:

Year	
2012	$ 612,150
2013	302,764
Total	$ 914,914

5. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2011 are comprised of the following:

Capital markets - current bonus	$ 158,965
Capital markets - current commissions	150,906
Capital markets - accrued, contingent deferred bonus	486,935
Private client - current commissions	11,404
Salaries and employment tax accruals	159,986
	$ 968,196

Capital markets sales employees earn compensation based upon the level of gross commission revenues generated. Capital markets research employees earn bonuses based upon commission revenues less salary draws and other costs, with 70% payable in the current year and 30% allocated to a deferred pool as further described below.

Deferred bonus payments are contingent upon continuing employment and are paid in equal installments over a three-year vesting period. Unvested deferred bonuses are forfeited upon termination. If there is a general reduction in the workforce of the Company, such as a layoff, unvested contingent deferred bonuses will become payable to employees 60 days after termination of employment. The unvested, and therefore unrecorded, contingent deferred bonus obligation at December 31, 2011 was $1,036,403 before related income tax effects.

Activity in accrued, contingent deferred bonus payable for the year ended December 31, 2011 follows:

Balance at beginning of year	$ 440,092
Additions from the accrual of the unrecorded contingent deferred bonus	431,843
Payments	(385,000)
Balance at end of year	$ 486,935

6. INCOME TAXES

The income tax expense for the year ended December 31, 2011 follows:

Current:	
Federal	$ 106,883
State	5,121
Total current	112,004
Deferred federal	15,006
Deferred state	3,835
Change in valuation reserve	12,852
Total deferred	31,693
Total income tax expense	$ 143,697

Actual income tax expense differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2011 as follows:

Expected income tax expense using statutory federal income tax rate of 34%	$ 69,910
Effects of:	
Meals and entertainment	16,631
Non-deductible expense	13,600
Change in valuation reserve	12,852
State income taxes, net of federal tax benefit	5,914
Stock-based compensation	(2,601)
Other	27,391
Total income tax expense effective rate of 69.9%	$ 143,697

Components of deferred income taxes at December 31, 2011 follow:

Accrued liability	$ 24,575
Charitable contributions	14,132
Deferred compensation	7,965
Depreciation	(20,968)
	25,704
Less valuation reserve	(12,852)
Total deferred income taxes	$ 12,852

INCOME TAXES (concluded)

The Company has determined that it is more likely than not that 50% of the deferred income tax assets may not be realized through future taxable income. Therefore, a $12,852 valuation reserve was recorded in the year ended December 31, 2011.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2011, the Company's matching contribution expense attributable to the Plan was $134,395, of which $13,811 in forfeitures was used by the Company to fund its obligation.

8. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings and claims which arise in the normal course of its business. Management believes that resolutions of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK (concluded)

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2011, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. RELATED PARTY TRANSACTIONS

The Company provides certain executive, financial, computer systems and support, insurance, professional services, human resources and compliance services to certain affiliated companies of its Parent. The affiliates reimburse the Company on a monthly basis in the form of a management fee. For the year ended December 31, 2011, Detwiler Fenton & Co. was reimbursed $144,000 in management fees by the affiliated companies for such services representing the approximate costs incurred by the Company. At December 31, 2011, the Company is owed $183,713 from affiliates and has recorded as an asset in the statement of financial condition. At December 31, 2011, the Company owes affiliates $6,249 which is included within accounts payable and accrued liabilities in the statement of financial condition.

The Company's Parent has an equity incentive plan in which it grants options on the Parent's common stock to employees of the Company. Accordingly, the Company absorbs the stock-based compensation and records a corresponding amount to additional paid in capital related to these option grants. For the year ended December 31, 2011, the Company recorded a $7,650 adjustment related to a prior grant.

On December 31, 2011, DFG forgave the net balance of the Company's intercompany payable. The forgiveness of this intercompany payable is recorded as income of $18,216 in the statement of income for the year ended December 31, 2011.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2011

Net Capital:	
Total stockholder's equity	$ 1,413,923
Less non-allowable assets:	
Employee receivable	(14,500)
Income taxes receivable	(152,160)
Deferred income taxes	(12,852)
Fixed assets, net	(209,271)
Prepaid expenses and other assets	(88,611)
Due from affiliate	(183,713)
Total non-allowable assets	(661,107)
Less deductions and/or charges:	
Fidelity bond	(23,000)
Total non-allowable assets and deductions and/or charges	(684,107)
Net capital before haircuts on securities positions	729,816
Less haircuts on securities positions	(11)
Net Capital	729,805
Minimum net capital required	(100,000)
Excess Net Capital	$ 629,805
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 1,202,975
Percentage of aggregate indebtedness to net capital	165%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A Part IIA filing at December 31, 2011.



Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of Detwiler Fenton & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton & Co. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Detwiler Fenton & Co. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objectives is missing, or when an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts

February 23, 2012